November 9, 2004


Via Facsimile (478) 743-4204 and U.S. Mail

Michael White
Martin Snow, LLP
240 Third Street
P.O. Box 1606
Macon, Georgia 31202

RE:	West Metro Financial Services, Inc.
      Schedule 13E-3 filed October 15, 2004
      File no. 5-80090

      Preliminary Schedule 14A filed September 15, 2004, as amended
      File no. 333-67494

Dear Mr. White:

      We have the following comments on the above-referenced filings.

Schedule 13E-3

1. The disclosure on page 18 of the proxy statement refers to the executive officers and directors of Metro West as "`filing persons` for purposes of the going private transaction", and you have included a statement of fairness as to those individuals. However, they are not included on the cover page of the Schedule 13E-3 as required for those individually engaged in this going private transaction, nor have they signed the Schedule. Please revise or advise.

2. Item 13

3. Provide the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A and the book value per share required by
Item 1010(a)((4) of Regulation M-A.


Schedule 14A
4.
5. Please revise to indicate that the proxy statement are preliminary copies. Refer to Rule 14a-6(e)(1). In addition, we are unable to locate your preliminary proxy card. Please file a preliminary proxy card with your amended Schedule 14A.

Summary Term Sheet

6. Please revise the summary term sheet to comply with the format and disclosure requirements of Item 1001 of Regulation M-A and instructions thereto. The summary term sheet must briefly describe in bullet point format the most material matters that are presented in the proxy statement. See also Instruction 1 to Item 1001 of Regulation M-A.

	Conditions to Completion of the Merger, page 2

7. Disclose in what circumstances you will waive the condition set forth in the third bullet point. Also, reconcile the disclosure here regarding waiver with the disclosure on page 54 later in the proxy statement. Your expanded disclosure should explain whether this is a
"real" merger condition if you have already announced you are prepared to waive it if "triggered."

Appraisal Rights of Stockholders, page 3

8. Clarify the scope of dissenters rights available here. For example, can a shareholder who will not be cashed out pursuant to the merger exercise appraisal rights?

Recommendation of the West Metro Board and Determination of
Fairness,
page 4

9. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated holders. Revise all the disclosures regarding fairness of the transaction throughout the document to separately address fairness to unaffiliated shareholders who will retain their interest in the company from those who will not. See Question and Answer #19 in Exchange Act Release No. 34-17719 (April 13, 1981). When discussing fairness, you should discuss both substantive and procedural fairness.

Do I have any rights to avoid participating in the merger?, page 6

10. In this section, it may be helpful to mention that shareholder who own less than 450 shares but who would like to remain as shareholders of the Company after the merger may purchase additional shares to bring their ownership above 450.


Special Factors, page 11

	Background to the Merger, page 11

11. To the extent possible, please quantify the estimated costs associated with undertaking the alternative methods of going private discussed.

12. Indicate when Mr. Womble first introduced the possibility of engaging in a going private transactions and expand your discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, etc., among board members, executive officers and management prior to the June 24, 2004, meeting. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

13. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize the "report" given by Martin Snow during the Board`s evaluation of the transaction and file any written materials as exhibits pursuant to Item 9 of
Schedule 13E-3 and Item 1016(c) of Regulation M-A, including any draft or preliminary reports.

      Purpose and Reasons for the Split Transaction page 13

14. We note that the merger will cost approximately $460,000.
Please
explain what consideration the Board gave to the fact that it will take several years to recoup the value of the initial expense.

Recommendation of the Board of Directors; Fairness of the Merger
Proposal, page 15

15. Revise to quantify the company`s liquidation value and going concern value on a per share basis, if known.

16. The introductory paragraph of this section purports to address the fairness of the merger to those shareholders who will retain an interest in the company going forward. However, none of the factors considered by the board to support its fairness determination seem relevant to fairness to remaining shareholders. Please expand to explain how the board reached the conclusion that it did with respect to those shareholders who own more than 450 shares.

Opinion of the Financial Advisor, page 18

17. We note your reference to a three-year strategic plan and financial projections prepared by management and provided to the Burke Capital Group. Disclose all of the financial forecasts that management provided to Burke and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

Effects of the Merger, page 28

18. To the extent individual affiliates of Metro West are included as filers on the Schedule 13E-3 (see comment 1 above), provide the disclosure regarding net book value and net earnings required by Instruction 3 to Item 1013 of Regulation M-A.

Material Tax Consequences, page 34

19. Expand your disclosure to discuss the tax consequences to the company and to each filing person. See Item 1013(d) of Regulation
M-
A.

20. Statements Regarding Forward-Looking Information, page 39

21. Statements made in connection with going private transactions are
expressly excluded from the safe harbor protections afforded by the
Private Securities Litigation Reform Act  of 1995.  See Sections
21E(b)(1)(E) and 21E(b)(2)(C) of the Exchange Act.   We note the
references to the safe harbors of the Act in the first sentence. Please revise to clarify that the safe harbors do not apply.

Solicitation of Proxies and Expenses, page 46

22. We reference your statement that proxies may be solicited by "other means of communications." Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.
Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Documents Incorporated by Reference, page 55

23. Schedules 13E-3 and 14A do not allow you to "forward incorporate" by reference to documents not yet filed with the Commission.
Please
revise the language to the contrary here.

Closing Information

      Please revise the proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michael Pressman
								Office of Mergers and
Acquisitions
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November 9, 2004
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE